Memo

To: File

From: Nicole Garceau

Subject: Item 77(d): Form N-SAR for Fidelity Investment Trust

Date: December 19, 2000

The following is an update to the Fidelity China Region Fund (formerly known as Fidelity Hong Kong and China Fund), pursuant to a Board approved vote on July 20, 2000. Effective September 1, 2000, the fund's investment policies were broadened to include Taiwan in its 65% name test.